As filed with the Securities and Exchange Commission on February 5, 2003
                                                     Registration No. 333-102229

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------


                                  PRE-EFFECTIVE
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                           -------------------------

                             ADEPT TECHNOLOGY, INC.
             (Exact name of registrant as specified in its charter)

                                   California
         (State or other jurisdiction of incorporation or organization)

                                   94-2900635
                      (I.R.S. Employer Identification No.)

                              150 Rose Orchard Way
                           San Jose, California 95134

                                 (408) 432-0888
                   (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                               executive offices)

                           -------------------------

                                Brian R. Carlisle
                Chairman of the Board and Chief Executive Officer
                             Adept Technology, Inc.
                              150 Rose Orchard Way
                           San Jose, California 95134

                                 (408) 432-0888
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                   Copies to:


         Lisa A. Fontenot                             Michael W. Overby
   Gibson, Dunn & Crutcher LLP                Vice-President and Chief Financial
One Montgomery Street, 31st Floor                          Officer
  San Francisco California 94104                       3011 Triad Drive
          (415) 393-8331                         Livermore, California 94550
                                                       (408) 432-0888


        Approximate date of commencement of proposed sale to the public:
     From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ___________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
Title of Securities to        Amount to be      Proposed Maximum Offering   Proposed Maximum Aggregate   Amount of Registration
     be Registered              Registered         Price Per Share(1)          Offering Price(1)                Fee
     -------------              ----------         ------------------          -----------------                ---
     Common Stock,               830,000                $0.57                    $473,100                       $44
      no par value
====================================================================================================================================


(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee, based on the average of the high and low sale prices per share of the common stock as reported on the Nasdaq National Market on December 24, 2002. This registration fee was previously paid in full.


                           -------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  Subject to Completion, Dated February 5, 2003



Prospectus

                             ADEPT TECHNOLOGY, INC.


                                 830,000 SHARES

                                 OF COMMON STOCK

         The shareholders of Adept Technology, Inc., or Adept, described below are offering and selling up to a maximum of 830,000 shares of common stock of Adept under this prospectus.

         The shares of Adept Common Stock  covered by this  prospectus  include:
730,000 shares of common stock issued to shareholders of Meta Control Technologies, Inc., referred to as Meta, pursuant to the acquisition of this company in August 2002, and 100,000 shares of common stock issued to an individual as consideration for the establishment of a line of credit in favor of Adept simultaneous with the acquisition. The shares offered and sold under this prospectus were issued in a private transaction.

         The prices at which the selling shareholders may sell their Adept shares will be determined by the prevailing market price for the shares or in privately negotiated transactions. Information regarding the selling shareholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under "Selling Shareholders" and "Plan of Distribution" in this prospectus. Adept will not receive any of the proceeds from the sale of the shares under this prospectus.


         Adept common stock is quoted on the Nasdaq National Market under the symbol ADTK. On February 4, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $0.25. In January 2003, the Nasdaq informed Adept that its December 4, 2002 application to transfer to The Nasdaq SmallCap market was denied and that Adept's common stock was subject to delisting as a result of its failure to meet Nasdaq's minimum listing standards. Adept has requested a hearing to appeal the delisting decision to a Nasdaq Listing Qualifications Panel. Nasdaq stated in its letter that a hearing request will stay the delisting of Adept's securities pending the Panel's decision. There can be no assurance the Nasdaq Panel will grant Adept's request for continued listing on Nasdaq and its application to list its common stock on The Nasdaq SmallCap Market.


         YOU SHOULD CAREFULLY CONSIDER RISK FACTORS FOR OUR SHARES, WHICH ARE REFERENCED ON PAGE 4 OF THIS PROSPECTUS. SEE "RISK FACTORS".

-------------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

               The date of this prospectus is _____________, 2003

                                TABLE OF CONTENTS



ADEPT TECHNOLOGY, INC......................................................    2
RISK FACTORS...............................................................    4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS..........................   18
USE OF PROCEEDS............................................................   19
SELLING SHAREHOLDERS.......................................................   19
PLAN OF DISTRIBUTION.......................................................   21
LEGAL MATTERS..............................................................   22
EXPERTS....................................................................   22
WHERE YOU CAN FIND MORE INFORMATION........................................   22
INFORMATION INCORPORATED BY REFERENCE......................................   22



         No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Adept, any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.


                             ADEPT TECHNOLOGY, INC.

We provide intelligent production automation solutions to our customers in many industries including the food, communications, automotive, appliance, semiconductor, photonics, and life sciences industries. We utilize our comprehensive product portfolio of high precision mechanical components and application development software to deliver automation solutions that meet our customer's increasingly complex manufacturing requirements.

We offer our customers a comprehensive and tailored automation solution that we call Rapid Deployment Automation, or RDA, that reduces the time and cost to design, engineer and launch products into high-volume production. Other benefits of our RDA solution include increased manufacturing flexibility for future product generations, less customized engineering and reduced dependence on production engineers. We intend to continue to enhance our RDA capabilities by providing differentiated, value added integrated systems to further penetrate selected emerging markets.

We market and sell our products worldwide through more than 250 system integrators, our direct sales force and OEMs. System integrators and OEMs add application-specific hardware and software to our products, enabling us to provide solutions to a diversified industry base, including the food, communications, electronics, automotive, appliance, semiconductor, photonics and life sciences industries. Due to a worldwide slowdown in the communications, consumer electronics, semiconductor and precision assembly markets, our net revenues have been at extremely low levels compared to previous years.


We are a California corporation. Our principal executive offices are located at 150 Orchard Way, San Jose, California 95134. Our telephone number is (408) 432-0888 and our website address is http://www.adept.com. Information contained in our website is not a part of this prospectus. This prospectus contains trademarks and trade names of Adept and other companies.

Recent Developments

In the second quarter of this fiscal year, the Nasdaq National Market informed Adept that it was not in compliance with its listing requirements. We determined that our ability to comply with the listing requirements was unlikely. As such, on December 4, 2002, we applied to transfer from the Nasdaq National Market to the Nasdaq SmallCap Market. In January 2003, Nasdaq informed Adept that its application for transfer to The Nasdaq SmallCap Market was denied and that its common stock is subject to delisting as a result of its failure to meet Nasdaq's minimum listing standards. Adept has requested a hearing to appeal the delisting decision to a Nasdaq Listing Qualifications
Panel. Nasdaq stated in its letter that a hearing request will stay the delisting of Adept's securities pending the Nasdaq Panel's decision. There can be no assurance the Nasdaq Panel will grant Adept's request for continued listing on Nasdaq and its application to list its common stock on The Nasdaq SmallCap Market. If the Nasdaq does not approve Adept's application to list its common stock on The Nasdaq SmallCap Market, our common stock will be delisted and will likely then be traded only in the over-the-counter markets. The transfer to the SmallCap Market or delisting of our common stock from Nasdaq may materially impair a shareholder's ability to buy and sell shares of our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, Adept common stock, and further impair our ability to raise capital in the future.

In December 2002, Adept and JDS Uniphase Corporation agreed to terminate the supply, development and license agreement entered into by them in October 2001. Under this agreement, we were obligated to work with JDS Uniphase's internal automation organization, referred to as Optical Process Automation, or OPA, to develop solutions for component and module manufacturing processes for sub-micron tolerance assemblies. JDS Uniphase retained sole rights for fiberoptic applications developed under this contract. For non-fiberoptic applications of component and module manufacturing processes developed by OPA, we were obligated to pay up to $1,000,000 each fiscal quarter for the planned five-quarter effort. Due to changing economic and business circumstances and the curtailment of development by JDS Uniphase and shutdown of their OPA operations, both parties determined that these development services were no longer in their mutual best interests. As part of the termination, Adept executed a $1,000,000 promissory note in favor of JDS Uniphase earning interest at a rate of 7% per year payable on or before September 30, 2004. JDS Uniphase has the right to require Adept to apply any additional financing received prior to maturity first to repayment of the outstanding balance under the promissory note. The payments made prior to termination plus the promissory note represent payment in full by Adept for the development services performed by JDS Uniphase, and there are no remaining payment obligations arising from the agreement. All licenses, licensing rights and other rights and obligations arising from the development work performed under the contract before termination survive its termination. Adept also agreed to seek shareholder approval to amend the date that the preferred stock held by JDS Uniphase automatically converts into Adept common stock from October 29, 2004 to October 29, 2005.


In response to the current market environment, we implemented a worldwide restructuring program during fiscal 2002, which was implemented in several phases, to realign our businesses to the changes in our industry and decreases in capital spending throughout the industries we serve. In connection with this program, we took actions including: restructuring of non-strategic business assets; idling of leased facilities; and workforce reductions and compensation adjustments. From the beginning of the first quarter of fiscal 2002 through the end of the third quarter fiscal 2002, we recorded $17.7 million in restructuring charges. The charges consist of $9.2 million in restructuring of non-strategic business  assets,  $6.8  million  in  costs  for  the  consolidation  of  excess facilities,  and $1.7 million in workforce  reduction  and  compensation  costs.
Continued, weak global economic conditions have affected our customers' businesses across the board and have resulted in unprecedented delays and cutbacks in capital equipment spending. As a result, we implemented further cost-cutting measures during the first quarter of fiscal 2003 to restructure our businesses and reduce our cost structure to bring it more in line with our revenue outlook. In the three months ended September 28, 2002, we recorded restructuring charges of $1.1 million related primarily to a 24% reduction in workforce. At September 28, 2002, all of the affected employees had ceased employment with Adept. In fiscal 2003, Adept has reduced its global workforce and intends to implement other cost saving measures to reduce operating expenses.


In the first quarter of fiscal 2003, we engaged Broadview International, an investment bank, to assist us in evaluating our current business and strategic focus as well as to assess possible partners that would be synergistic when combined with Adept. In its press release on January 22, 2003, Adept announced that it is pursuing various debt and equity financing alternatives to improve its cash position. In the event that none of these financing alternatives is successfully concluded, the Company expects to use substantially all of its cash in fiscal 2003.

                                  RISK FACTORS

The shares offered under this prospectus involve a high degree of risk. You should carefully consider risk factors for our shares which are discussed below and other information incorporated by reference.

Risks Related to Our Business

You should not rely on our past results to predict our future performance because our operating results fluctuate due to factors, which are difficult to forecast, are often out of our control and which can be extremely volatile.

Our past revenues and other operating results may not be accurate indicators of our future performance. Our operating results have been subject to significant fluctuations in the past, and we expect this to continue in the future. The factors that may contribute to these fluctuations include:

o fluctuations in aggregate capital spending, cyclicality and other economic conditions domestically and internationally in one or more industries in which we sell our products;

o changes or reductions in demand in the communications, semiconductor, electronics, and photonics industries and other markets we serve;

o a change in market acceptance of our products or a shift in demand for our products;

o        new product introductions by us or by our competitors;

o changes in product mix and pricing by us, our suppliers or our competitors;

o pricing and related availability of components and raw materials for our products;

o our failure to manufacture a sufficient volume of products in a timely and cost-effective manner;

o our failure to anticipate the changing product requirements of our customers;

o        changes in the mix of sales by distribution channels;

o        exchange rate fluctuations;

o        extraordinary events such as litigation or acquisitions;

o decline or slower than expected growth in those industries requiring precision assembly automation; and

o        slower than expected adoption of distributed controls architecture.

Our gross margins may vary greatly depending on the mix of sales of lower margin hardware products, particularly mechanical subsystems purchased from third party vendors, volume variances driven by substantially lower production volumes, and higher margin software products.


Our operating results are also affected by general economic and other conditions affecting the timing of customer orders and capital spending. For example, our operations during the third and fourth quarters of fiscal 1998, the first three quarters of fiscal 1999, the first quarter of fiscal 2000, all of fiscal 2001 and 2002, and the first quarter of fiscal 2003 were adversely affected by a continuing downturn in hardware purchases by customers in the electronics industry, particularly disk-drive manufacturers and to a lesser extent communication manufacturers. In addition, we have experienced significantly reduced demand during fiscal 2002 and 2003 in our base industries, especially the electronics and semiconductor industry, as our customers reduced inventories as they adjusted their businesses from a period of high growth to lower rates of growth or downsizing. We cannot estimate when or if a sustained revival in these key hardware markets and the semiconductor and electronics industry will occur.


We generally recognize product revenue upon shipment or, for certain international sales, upon receipt and acceptance by the customers. As a result, our net revenues and results of operations for a fiscal period will be affected by the timing of orders received and orders shipped during the period. A delay in shipments near the end of a fiscal period, for example, due to product development delays or delays in obtaining materials may cause sales to fall below expectations and harm our operating results for the period.

In addition, our continued investments in research and development, capital equipment and ongoing customer service and support capabilities result in significant fixed costs that we cannot reduce rapidly. As a result, if our sales for a particular fiscal period are below expected levels, our operating results for the period could be materially adversely affected.

In the event that in some fiscal quarter our net revenues or operating results fall below the expectations of public market analysts and investors, the price of our common stock may fall. We may not be able to increase or sustain our profitability on a quarterly or annual basis in the future.


Our recurring operating losses and negative cash flow will require us to raise additional capital in the future and we may not be able to obtain adequate funds.

We have generated, and may continue to generate in the future, operating losses and negative cash flow. We cannot predict with any degree of certainty when, or if, such operating and net losses will cease and we will begin to realize operating and net profits. If our capital requirements vary from those currently planned or if our expectations regarding cash flow are not realized, we would require additional financing sooner than anticipated, or in greater amounts. If our existing cash balances and cash flow expected from future operations are not sufficient to meet our liquidity needs, we will need to raise additional funds. We are pursuing various debt and equity financing alternatives to improve our cash position. If adequate funds are not available on acceptable terms or at all, we expect to use substantially all of our cash in fiscal 2003, and our business, results of operation, financial condition and continued viability will be materially adversely affected. Additionally, if adequate funds are not available on acceptable terms or at all, we may not be able to take advantage of market opportunities, develop or enhance new products, pursue acquisitions that would complement our existing product offerings or enhance our technical capabilities, execute our business plan or otherwise respond to competitive pressures or unanticipated requirements.


Sales of our products depend on the capital spending patterns of our customers, which tend to be cyclical; we are currently experiencing reduced demand in the electronics and semiconductor industries, which may continue to adversely affect our revenues.


Intelligent automation systems using our products can range in price from $75,000 to several million dollars. Accordingly, our success is directly dependent upon the capital expenditure budgets of our customers. Our future operations may be subject to substantial fluctuations as a consequence of domestic and foreign economic conditions, industry patterns and other factors affecting capital spending. Although the majority of our international customers are not in the Asia-Pacific region, we believe that any instability in the Asia-Pacific economies could also have a material adverse effect on the results of our operations as a result of a reduction in sales by our customers to those markets. Domestic or international recessions or a downturn in one or more of our major markets, such as the food, communications, automotive, electronic, appliance, semiconductor, photonics and life sciences industries, and resulting cutbacks in capital spending would have a direct, negative impact on our business. Evidencing the weakness in the photonics industry, the supply and development agreement between the Company and JDS Uniphase was recently terminated largely as a result of the termination of JDS Uniphase's OPA operations. We are currently experiencing reduced demand in most of the industries we serve including the electronics and semiconductor industries and expect this reduced demand to adversely affect our revenues for at least the second quarter of fiscal 2003 or beyond. During fiscal 2001 and 2002, and the first quarter of fiscal 2003, we received significantly fewer orders than expected, experienced delivery schedule postponements on several existing orders and had some order cancellations. Such changes in orders may adversely affect revenue for future quarters.


We sell some of our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. The timing, length and severity of these cycles are difficult to predict. In some cases, these cycles have lasted more than a year. The industry is currently experiencing a significant downturn due to decreased worldwide demand for semiconductors. Semiconductor manufacturers may contribute to these cycles by misinterpreting the conditions in the industry and over- or under-investing in semiconductor manufacturing capacity and equipment. We may not be able to respond effectively to these industry cycles.


Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles for both semiconductor companies and their customers and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and accelerated decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. We implemented a worldwide restructuring program in fiscal 2002 to realign our businesses to the changes in our industry and our customers' decrease in capital spending. We made further cost reductions in the first quarter of fiscal 2003 to further realign our business and are in the process of implementing further cost reductions in the second quarter of fiscal 2003. Despite this restructuring, our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. The long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products that we cannot sell. We believe our future performance will continue to be affected by the cyclical nature of the semiconductor industry, and thus, any future downturn in the semiconductor industry could therefore harm our revenues and gross margin if demand drops or average selling prices decline.


Industry upturns have been characterized by abrupt increases in demand for semiconductor devices and equipment and production under-capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of qualified personnel. Our inability to ramp-up in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors.

Because our product sales are seasonal, we may not be able to maintain a steady revenue stream.

Our product sales are seasonal. We have historically had higher bookings for our products during the June quarter of each fiscal year and lower bookings during the September quarter of each fiscal year, due primarily to the slowdown in sales to European markets and summer vacations. In the event bookings for our products in the June fiscal quarter are lower than anticipated and our backlog at the end of the June fiscal quarter is insufficient to compensate for lower bookings in the September fiscal quarter, our results of operations for the September fiscal quarter and future quarters will suffer.

A significant percentage of our product shipments occur in the last month of each fiscal quarter. Historically, this has been due in part, at times, to our inability to forecast the level of demand for our products or of the product mix for a particular fiscal quarter. To address this problem we periodically stock inventory levels of completed robots, machine controllers and certain strategic components. If shipments of our products fail to meet forecasted levels, the increased inventory levels and increased operating expenses in anticipation of sales that do not materialize could adversely affect our business.


Changes in delivery schedules and customer cancellations of orders constituting our backlog may result in lower than expected revenues.


Backlog should not be relied on as a measure of anticipated demand for our products or future revenues, because the orders constituting our backlog are subject to changes in delivery schedules and in certain instances are subject to cancellation without significant penalty to the customer. Increasingly, our business is characterized by short-term order and shipment schedules. We have in the past experienced changes in delivery schedules and customer cancellations that resulted in our revenues in a given quarter being materially less than would have been anticipated based on backlog at the beginning of the quarter. We experienced greater customer delays and cancellations in fiscal 2002 and the first quarter of fiscal 2003, compared to prior periods, and this increase may continue in future periods. Similar delivery schedule changes and order cancellations may adversely affect our operating results in the future.

Because we do not have long-term contracts with our customers, our future sales are not guaranteed.


We generally do not have long-term contracts with our customers and existing contracts may be cancelled. As a result, our agreements with our customers do not provide any assurance of future sales. Accordingly our customers are not required to make minimum purchases and may cease purchasing our products at any time without penalty. Because our customers are free to purchase products from our competitors, we are exposed to competitive price pressure on each order. Any reductions, cancellations or deferrals in customer orders could have a negative impact on our financial condition and results of operations.

We have recently begun to sell our new distributed controls architecture, and we may not achieve customer acceptance of these new products.


We have recently begun to sell to customers our new distributed controls architecture based on IEEE 1394 FireWire(TM) technology. IEEE 1394 is a standard defining a high speed multimedia connection protocol that enables simple, low cost, high-bandwidth, real-time data interfacing between computers and intelligent devices. We are devoting, and expect to devote in the future significant financial, engineering and management resources to expand our development, marketing and sales of these products. Commercial success of these products depends upon our ability to, among other things:


o accurately determine the features and functionality that our controls customers require or prefer;

o successfully design and implement intelligent automation solutions that include these features and functionality;

o enter into agreements with system integrators, manufacturers and distributors; and

o        achieve market acceptance for our design and approach.

Our distributed controls strategy may not achieve broad market acceptance for a variety of reasons including:

o companies who use machine controls may continue to use their current design and may not adopt our distributed architecture;

o companies may decide to adopt a different technology than IEEE 1394 FireWire for their distributed controls;

o companies may determine that the costs and resources required to switch to our distributed architecture are unacceptable to them;

o        system  integrators,   manufacturers,  and  OEMs  may  not  enter  into
         agreements with us; and

o        competition from traditional, well-established controls solutions.

If we do not achieve market acceptance of these products, our business and operating results will suffer.


Some of our solution products have a fixed price which makes us vulnerable to cost overruns.

We charge a fixed price for certain of our solutions products, including the products that we have added as a result of our acquisitions. Our ability to achieve a reasonably accurate estimate of the costs of these products will have a direct impact on the profit we obtain from these products. If the costs we incur in completing a customer order for these products exceed our expectations, we generally cannot pass those costs on to our customer. Competitive price reductions generally characterize the intelligent automation solutions business.

Our gross margins can vary significantly from quarter to quarter based on factors which are not always in our control.

Our operating results fluctuate when our gross margins vary. Our gross margins vary for a number of reasons, including:

o        the mix of products we sell;

o the average selling prices of products we sell including changes in the average discounts offered;

o the costs to manufacture, service and support our new products and enhancements;

o        the costs to customize our systems;

o        the volume of products produced;

o        our efforts to enter new markets; and

o certain inventory related costs including obsolescence of products & components resulting in excess inventory.

Because our significant fixed costs are not easily reduced, we may be unable to adequately reduce expenditures to offset decreases in revenue to avoid operating losses.

While we have reduced our absolute amount of expenses in all areas of our operations in connection with our restructuring, we continue to invest in research and development, capital equipment and extensive ongoing customer service and support capability worldwide. These investments create significant fixed costs that we may be unable to reduce rapidly if we do not meet our sales goals. Moreover, if we fail to obtain a significant volume of customer orders for an extended period of time, we may have difficulty planning our future production and inventory levels, utilizing our relatively fixed capacity, which could also cause fluctuations in our operating results.

We cannot control the procurement, sales or marketing efforts of the systems integrators and OEMs who sell our products which may result in lower revenues if they do not purchase our products or choose to promote competing products.


We believe that our ability to sell products to system integrators and OEMs will continue to be important to our success. Our relationships with system integrators and OEMs are generally not exclusive, and some of our system integrators and OEMs may expend a significant amount of effort or give higher priority to selling products of our competitors. In the future, any of our system integrators or our OEMs may discontinue their relationships with us or form additional competing arrangements with our competitors. The loss of, or a significant reduction in revenues from, system integrators or OEMs to which we sell a significant amount of our product could negatively impact our business, financial condition or results of operations.

As we enter new geographic and applications markets, we must locate and establish relationships with system integrators and OEMs to assist us in building sales in those markets. It can take an extended period of time and significant resources to establish a profitable relationship with a system integrator or OEM because of product integration expenses training in product and technologies and sales training. We may not be successful in obtaining effective new system integrators or OEMs or in maintaining sales relationships with them. In the event a number of our system integrators and/or OEMs experience financial problems, terminate their relationships with us or substantially reduce the amount of our products they sell, or in the event we fail to build or maintain an effective systems integrator or OEM channel in any existing or new markets, our business, financial condition and results of operations could be adversely affected.

In addition, a substantial portion of our sales is to system integrators that specialize in designing and building production lines for manufacturers. Many of these companies are small operations with limited financial resources, and we have from time to time experienced difficulty in collecting payments from certain of these companies. As a result, we perform ongoing credit evaluations of our customers. To the extent we are unable to mitigate this risk of collections from system integrators, our results of operations may be harmed. In addition, due to their limited financial resources, during extended market downturns, the viability of some system integrators may be in question, which would also result in a reduction in our revenues.

The long sales cycles and implementation periods of our products may increase costs of obtaining orders and reduce predictability of our earnings.


Our products are technologically complex. Prospective customers generally must commit significant resources to test and evaluate our products and to install and integrate them into larger systems. Orders expected in one quarter may shift to another quarter or be cancelled with little advance notice as a result of the customers' budgetary constraints, internal acceptance reviews, and other factors affecting the timing of customers' purchase decisions. In addition, customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product's performance and compatibility with the customer's requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. In addition, the time required for our customers to incorporate our products into their systems can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results. Longer sales cycles require us to invest significant resources in attempting to make sales, which may not be realized in the near term and therefore may delay or prevent the generation of revenue.


Our reliance on single source suppliers with lengthy lead procurement times or limited supplies for our key components and materials may render us unable to meet product demand and we may lose customers and suffer decreased revenue.


We obtain many key components and materials and some significant mechanical subsystems from sole or single source suppliers with whom we have no guaranteed supply arrangements. In addition, some of our sole or single sourced components and mechanical subsystems incorporated into our products have long procurement lead times. Our reliance on sole or single source suppliers involves certain significant risks including:

o        loss of control over the manufacturing process;

o        potential absence of adequate supplier capacity;

o        potential   inability   to  obtain  an  adequate   supply  of  required
         components, materials or mechanical subsystems; and

o        reduced control over  manufacturing  yields,  costs,  timely  delivery,
         reliability  and  quality  of  components,   materials  and  mechanical
         subsystems.

We depend on Sanmina Corporation for the supply of our circuit boards, NSK Corporation for the supply of our linear modules, which are mechanical devices powered by an electric motor that move in a straight line, and which can be combined as building blocks to form simple robotic systems, Yaskawa Electric Corp. for the supply of our 6-axis robots, Samsung Electronics Co., Ltd. for the supply of semiconductor robots, Hirata Corporation for the supply of our Adept Cobra 600 robot mechanism and Adept Cobra 800 robot mechanisms and Matrox Electronic Systems Ltd. for the supply of our computer vision processors, which are used to digitize images from a camera and perform measurements and analysis. If any one of these significant sole or single source suppliers were unable or unwilling to manufacture the components, materials or mechanical subsystems we need in the volumes we require, we would have to identify and qualify acceptable replacements. The process of qualifying suppliers may be lengthy, and additional sources may not be available to us on a timely basis, on acceptable terms or at all. If sufficient quantities of these items were not available from our existing suppliers and a relationship with an alternative vendor could not be developed in a timely manner, shipments of our products could be interrupted and reengineering of these products could be required. In the past, we have experienced quality control or specification problems with certain key components provided by sole source suppliers, and have had to design around the particular flawed item. In addition, some of the components that we use in our products are in short supply. We have also experienced delays in filling customer orders due to the failure of certain suppliers to meet our volume and schedule requirements. Some of our suppliers have also ceased manufacturing components that we require for our products, and we have been required to purchase sufficient supplies for the estimated life of its product line. Problems of this nature with our suppliers may occur in the future.

Disruption or termination of our supply sources could require us to seek alternative sources of supply, and could delay our product shipments and damage relationships with current and prospective customers, any of which could have a material adverse effect on our business. If we incorrectly forecast product mix for a particular period and we are unable to obtain sufficient supplies of any components or mechanical subsystems on a timely basis due to long procurement lead times, our business, financial condition and results of operations could be substantially impaired. Moreover, if demand for a product for which we have purchased a substantial amount of components fails to meet our expectations, we would be required to write off the excess inventory. A prolonged inability to obtain adequate timely deliveries of key components could have a material adverse effect on our business, financial condition and results of operations.


If we cannot identify and make acquisitions, our ability to expand our operations and increase our revenue may be impaired.


In the latter half of fiscal 2000, a significant portion of our growth was attributable to acquisitions of other businesses and technologies. In October 2001, we acquired CHAD Industries, Inc., and in the first quarter of fiscal
2003, we acquired control of Meta Control Technologies, Inc. We expect that acquisitions of complementary companies, products and technologies in the future will play an important role in our ability to expand our operations and increase our revenue. We are continually reviewing acquisition candidates as part of our strategy to market intelligent automation solutions targeted at the precision assembly industry. If we are unable to identify suitable targets for acquisition or complete acquisitions on acceptable terms, our ability to expand our service offerings and increase our revenue may be impaired. Even if we are able to identify and acquire acquisition candidates, we may be unable to realize the benefits anticipated as a result of these acquisitions.

Any acquisition we make could disrupt our business, increase our expenses and adversely affect our financial condition or operations.

During fiscal 2000, we acquired Pensar, NanoMotion and BYE/Oasis. In July 2000, we acquired HexaVision. In October 2001, we acquired CHAD Industries and, in the first quarter of fiscal 2003, we acquired control of Meta Control Technologies, Inc. These acquisitions introduced us to industries and technologies in which we have limited previous experience. In the future we may make material acquisitions of, or large investments in, other businesses that offer products, services, and technologies that management believes will further our strategic objectives. We cannot be certain that we would successfully integrate any businesses, technologies or personnel that we might acquire, and any acquisitions might divert our management's attention away from our core business. Any future acquisitions or investments we might make would present risks commonly associated with these types of transactions, including:

o difficulty in combining the product offerings, operations, or work force of an acquired business;

o        potential loss of key personnel of an acquired business;

o        adverse effects on existing relationships with suppliers and customers;

o        disruptions of our on-going businesses;

o        difficulties  in  realizing  our  potential   financial  and  strategic
         objectives through the successful integration of the acquired business;

o difficulty in maintaining uniform standards, controls, procedures and policies;

o        potential  negative impact on results of operations due to amortization
         of  goodwill,   other  intangible  assets  acquired  or  assumption  of
         anticipated liabilities;

o risks associated with entering markets in which we have limited previous experience;

o        potential  negative impact of unanticipated  liabilities or litigation;
         and

o        the diversion of management attention.

The risks described above, either individually or in the aggregate, could significantly harm our business, financial condition and results of operations. We expect that future acquisitions, if any, could provide for consideration to be paid in cash, shares of our common stock, or a combination of cash and common stock. In addition, we may issue additional equity in connection with future acquisitions, which could result in dilution of our shareholders' equity interest. Fluctuations in our stock price may make acquisitions more expensive or prevent us from being able to complete acquisitions on terms that are acceptable to us.


Our international operations and sales subject us to divergent regulatory requirements and other financial and operating risks outside of our control that may harm our operating results.


International sales were $4.0 million for the quarter ended September 28, 2002, $31.8 million for the fiscal year ended June 30, 2002, $36.4 million for the fiscal year ended June 30, 2001, and $44.9 million for the fiscal year ended June 30, 2000. This represented 39.2%, 55.7%, 36.3%, and 45.2% of net revenues for the respective periods. We also purchase some components and mechanical subsystems from foreign suppliers. As a result, our operating results are subject to the risks inherent in international sales and purchases, which include the following:

o        unexpected changes in regulatory requirements;

o        political, military and economic changes and disruptions;

o        transportation costs and delays;

o        foreign currency fluctuations;

o        export/import controls;

o        tariff regulations and other trade barriers;

o        higher freight rates;

o        difficulties in staffing and managing foreign sales operations;

o        greater  difficulty  in  accounts  receivable   collection  in  foreign
         jurisdictions; and

o        potentially adverse tax consequences.

Foreign exchange fluctuations may render our products less competitive relative to locally manufactured product offerings, or could result in foreign exchange losses. In order to maintain a competitive price for our products in Europe, we may have to provide discounts or otherwise effectively reduce our prices, resulting in a lower margin on products sold in Europe. Continued change in the values of European currencies or changes in the values of other foreign currencies could have a negative impact on our business, financial condition and results of operations.


We sell standard components for products to original equipment manufacturers, or OEMs, who deliver products to Asian markets, such as Japan, Malaysia, Korea and China.

Past turmoil in Asian financial markets and the deterioration of underlying economic conditions in certain Asian countries may continue to impact our sales to our OEM customers who deliver to, are located in, or whose projects are based in, Asian countries due to the impact of restrictions on government spending imposed by the International Monetary Fund on those countries receiving the IMF's assistance. In addition, customers in those countries may face reduced access to working capital to fund component purchases, such as our products, due to higher interest rates, reduced bank lending due to contractions in the money supply or the deterioration in the customer's or our bank's financial condition or the inability to access local equity financing. In the past, as a result of this lack of working capital and higher interest rates, we have experienced a significant decline in sales to OEMs serving the Asian market.

Maintaining operations in different countries requires us to expend significant resources to keep our operations coordinated and subjects us to differing laws and regulatory regimes that may affect our offerings and revenue.

We may incur currency exchange-related losses in connection with our reliance on our single or sole source foreign suppliers.

We make yen-denominated purchases of certain components and mechanical subsystems from certain of our sole or single source Japanese suppliers. We remain subject to the transaction exposures that arise from foreign exchange movements between the dates foreign currency export sales or purchase transactions are recorded and the dates cash is received or payments are made in foreign currencies. We experienced losses on instruments that hedge our foreign currency exposure in fiscal 2002 and the first quarter of fiscal 2003 and may experience a loss on such instruments in the future. Our current or any future currency exchange strategy may not be successful in avoiding exchange-related losses. Any exchange-related losses or exposure may negatively affect our business, financial condition or results of operations.

If our hardware products do not comply with standards set forth by the European Union, we will not be able to sell them in Europe.

Our hardware products are required to comply with European Union Low Voltage, Electro-Magnetic Compatibility, and Machinery Safety Directives. The European Union mandates that our products carry the CE mark denoting that these products are manufactured in strict accordance to design guidelines in support of these directives. These guidelines are subject to change and to varying interpretation. New guidelines impacting machinery design go into effect each year. To date, we have retained TUV Rheinland to help certify that our controller-based products, including some of our robots, meet applicable European Union directives and guidelines. Although our existing certified products meet the requirements of the applicable European Union directives, we cannot provide any assurance that future products can be designed, within market window constraints, to meet the future requirements. If any of our robot products or any other major hardware products do not meet the requirements of the European Union directives, we would be unable to legally sell these products in Europe. Thus, our business, financial condition and results of operations could be harmed. Such directives and guidelines could change in the future, forcing us to redesign or withdraw from the market one or more of our existing products that may have been originally approved for sale.

Our hardware and software products may contain defects that could increase our expenses and exposure to liabilities and or harm our reputation and future business prospects.

Our hardware and software products are complex and, despite extensive testing, our new or existing products or enhancements may contain defects, errors or performance problems when first introduced, when new versions or enhancements are released or even after these products or enhancements have been used in the marketplace for a period of time. We may discover product defects only after a product has been installed and used by customers. We may discover defects, errors or performance problems in future shipments of our products. These problems could result in expensive and time consuming design modifications or large warranty charges, expose us to liability for damages, damage customer relationships and result in loss of market share, any of which could harm our reputation and future business prospects. In addition, increased development and warranty costs could reduce our operating profits and could result in losses.

The existence of any defects, errors or failures in our products could also lead to product liability claims or lawsuits against us or against our customers. A successful product liability claim could result in substantial cost and divert management's attention and resources, which could have a negative impact on our business, financial condition and results of operations. Although we are not aware of any product liability claims to date, the sale and support of our products entail the risk of these claims.


The success of our business depends on our key employees and without their continued service to Adept, our business may suffer.


We are highly dependent upon the continuing contributions of our key management, sales, and product development personnel. In particular, we would be adversely affected if we were to lose the services of Brian Carlisle, Chief

Executive Officer and Chairman of the Board of Directors, who has provided significant leadership to us since our inception, Bruce Shimano, Vice President, Research and Development and a Director, who has guided our research and development programs since inception or Michael Overby, Vice President of Finance and Chief Financial Officer, who oversees the financial operations of our business. In addition, the loss of the services of key senior technical or sales personnel could impair our business, financial condition, and results of operations. We do not have employment contracts with any of our executive officers and do not maintain key man life insurance on the lives of any of our key personnel.

If we become subject to unfair hiring claims, we could be prevented from hiring needed personnel, incur liability for damages and incur substantial costs in defending ourselves.

Companies in our industry whose employees accept positions with competitors frequently claim that these competitors have engaged in unfair hiring practices or that the employment of these persons would involve the disclosure or use of trade secrets. These claims could prevent us from hiring personnel or cause us to incur liability for damages. We could also incur substantial costs in defending ourselves or our employees against these claims, regardless of their merits. Defending ourselves from these claims could divert the attention of our management away from our operations.

Our failure to protect our intellectual property and proprietary technology may significantly impair our competitive advantage.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trademark and trade secret protection and nondisclosure agreements to protect our proprietary rights. The steps we have taken may not be sufficient to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. The patent and trademark law and trade secret protection may not be adequate to deter third party infringement or misappropriation of our patents, trademarks and similar proprietary rights. In addition, patents issued to Adept may be challenged, invalidated or circumvented. Our rights granted under those patents may not provide competitive advantages to us, and the claims under our patent applications may not be allowed. We may be subject to or may initiate interference proceedings in the United States Patent and Trademark Office, which can demand significant financial and management resources. The process of seeking patent protection can be time consuming and expensive and patents may not be issued from currently pending or future applications. Moreover, our existing patents or any new patents that may be issued may not be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us.

We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights in order to determine the scope and validity of our proprietary rights or the proprietary rights of our competitors. These claims could result in costly litigation and the diversion of our technical and management personnel.

We may face costly intellectual property infringement claims.

We have from time to time received communications from third parties asserting that we are infringing certain patents and other intellectual property rights of others or seeking indemnification against such alleged infringement. For example, some end users of our products have notified us that they have received a claim of patent infringement from the Jerome H. Lemelson Foundation, alleging that their use of our machine vision products infringes certain patents issued to Mr. Lemelson. In addition, we have been notified that other end users of our AdeptVision VME line and the predecessor line of Multibus machine vision products have received letters from the Lemelson Foundation which refer to Mr. Lemelson's patent portfolio and offer the end user a license to the particular patents. As claims arise, we evaluate their merits. Any claims of infringement brought by third parties could result in protracted and costly litigation, that damages for infringement, and the necessity of obtaining a license relating to one or more of our products or current or future technologies, which may not be available on commercially reasonable terms or at all. Litigation, which could result in substantial cost to us and diversion of our resources, may be necessary to enforce our patents or other intellectual property rights or to defend us against claimed infringement of the rights of others. Any intellectual property litigation and the failure to obtain necessary licenses or other rights could have a material adverse effect on our business, financial condition and results of operations. Some of our end users have notified us that they may seek indemnification from us for damages or expenses resulting from any claims made by the Jerome H. Lemelson Foundation. We cannot predict the outcome of this or any similar litigation which may arise in the future. Litigation of this kind may have a material adverse effect on our business, financial condition or results of operations.

Our future success depends on our continuing ability to attract, retain and motivate highly-qualified managerial, technical and sales personnel.

Competition for qualified technical personnel in the intelligent automation industry is intense. Our inability to recruit and train adequate numbers of qualified personnel on a timely basis would adversely affect our ability to design, manufacture, market and support our products.

In addition, our success will depend on our ability to hire and retain qualified and experienced engineers, senior management, sales and marketing personnel and key personnel within other functional organizations. Competition for these personnel is intense, particularly in geographic areas recognized as high technology centers such as the Silicon Valley area, where our principal offices are located, and other locations where we maintain offices. To attract and retain individuals with the requisite expertise, we may be required to grant large option or other stock-based incentive awards, which may be dilutive to shareholders. We may also be required to pay significant base salaries and cash bonuses, which could harm our operating results. If we do not succeed in hiring and retaining candidates with appropriate qualifications, we will not be able to grow our business and our operating results will be harmed.

Risks Related to Our Industry


Intense competition in the market for intelligent automation products will cause our revenues and business to suffer if our products are seen as more attractive by customers than other products in the marketplace.


The market for intelligent automation products is highly competitive. We believe that the principal competitive factors affecting the market for our products are:

o        product functionality and reliability;

o        price;

o        customer service;

o        delivery; and

o        product features such as flexibility, programmability and ease of use.

We compete with a number of robot companies, motion control companies, machine vision companies and simulation software companies. Many of our competitors have substantially greater financial, technical and marketing resources than us. In addition, we may in the future face competition from new entrants in one or more of our markets.

Many of our competitors in the robot market are integrated manufacturers of products that produce robotics equipment internally for their own use and may also compete with our products for sales to other customers. Some of these large manufacturing companies have greater flexibility in pricing because they generate substantial unit volumes of robots for internal demand and may have access through their parent companies to large amounts of capital. Any of our competitors may seek to expand their presence in other markets in which we compete.

Our current or potential competitors may develop products comparable or superior in terms of price and performance features to those developed by us or adapt more quickly than we can to new or emerging technologies and changes in customer requirements. We may be required to make substantial additional investments in connection with our research, development, engineering, marketing and customer service efforts in order to meet any competitive threat, so that we will be able to compete successfully in the future. We expect that in the event the intelligent automation market expands, competition in the industry will intensify, as additional competitors enter our markets and current competitors expand their product lines. Increased competitive pressure could result in a loss of sales or market share, or cause us to lower prices for our products, any of which could harm our business.

If we are unable to effectively support the distinct needs of the multiple industries of our customers, the demand for our products may decrease and our revenues will decline.


We market products for the food, communications, electronics, automotive, appliance, semiconductor, photonics and life sciences industries. Because we operate in multiple industries, we must work constantly to understand the needs, standards and technical requirements of several different industries and must devote significant resources to developing different products for these industries. Our results of operations are also subject to the cyclicality and downturns in these markets. Product development is costly and time consuming. Many of our products are used by our customers to develop, manufacture and test their own products. As a result, we must anticipate trends in our customers' industries and develop products before our customers' products are commercialized. If we do not accurately predict our customers' needs and future activities, we may invest substantial resources in developing products that do not achieve broad market acceptance. Our decision to continue to offer products to a given market or to penetrate new markets is based in part on our judgment of the size, growth rate and other factors that contribute to the attractiveness of a particular market. If our product offerings in any particular market are not competitive or our analyses of a market are incorrect, our business and results of operations could be harmed.


Our  business  will  decline  if we  cannot  keep  up  with  the  rapid  pace of
technological   change  and  new  product   development  that  characterize  the
intelligent automation industry.


The intelligent automation industry is characterized by rapid technological change and new product introductions and enhancements. Our ability to remain competitive depends greatly upon the technological quality of our products and processes compared to those of our competitors and our ability both to continue to develop new and enhanced products and to introduce those products at competitive prices and on a timely and cost-effective basis. We may not be successful in selecting, developing and manufacturing new products or in enhancing our existing products on a timely basis or at all. Our new or enhanced products may not achieve market acceptance. Our failure to successfully select, develop and manufacture new products, or to timely enhance existing technologies and meet customers' technical specifications for any new products or enhancements on a timely basis, or to successfully market new products, could harm our business. If we cannot successfully develop and manufacture new products or meet specifications, our products could lose market share, our revenues and profits could decline, or we could experience operating losses. New technology or product introductions by our competitors could also cause a decline in sales or loss of market acceptance for our existing products or force us to significantly reduce the prices of our existing products.

From time to time we have experienced delays in the introduction of, and certain technical and manufacturing difficulties with, some of our products, and we may experience technical and manufacturing difficulties and delays in future introductions of new products and enhancements. Our failure to develop, manufacture and sell new products in quantities sufficient to offset a decline in revenues from existing products or to successfully manage product and related inventory transitions could harm our business.

Our success in developing, introducing, selling and supporting new and enhanced products depends upon a variety of factors, including timely and efficient completion of hardware and software design and development, implementation of manufacturing processes and effective sales, marketing and customer service. Because of the complexity of our products, significant delays may occur between a product's initial introduction and commencement of volume production.

The development and commercialization of new products involve many difficulties, including:

o        the identification of new product opportunities;

o the retention and hiring of appropriate research and development personnel;

o        the determination of the product's technical specifications;

o        the successful completion of the development process;

o the successful marketing of the product and the risk of having customers embrace new technological advances; and

o additional customer service costs associated with supporting new product introductions and/or effecting subsequent potential field upgrades.

The development of new products may not be completed in a timely manner, and these products may not achieve acceptance in the market. The development of new products has required, and will require, that we expend significant financial and management resources. If we are unable to continue to successfully develop new products in response to customer requirements or technological changes, our business may be harmed.


If we fail to adequately invest in research and development, we may be unable to compete effectively and sales of our products will decline.


Over the past year, our total expenditures for research and development have declined. We have limited resources to allocate to research and development and must allocate our resources among a wide variety of projects. Because of intense competition in our industry, the cost of failing to invest in strategic products is high. If we fail to adequately invest in research and development, we may be unable to compete effectively in the intelligent automation markets in which we operate.


If we do not comply with environmental regulations, we may incur significant costs causing our overall business to suffer.


We are subject to a variety of environmental regulations relating to the use, storage, handling, and disposal of certain hazardous substances used in the manufacturing and assembly of our products. We believe that we are currently in compliance with all material environmental regulations in connection with our manufacturing operations, and that we have obtained all necessary environmental permits to conduct our business. However, our failure to comply with present or future regulations could subject us to a variety of consequences that could harm our business, including:

o        the imposition of substantial fines;

o        suspension of production; and

o        alteration of manufacturing processes or cessation of operations.

Compliance with environmental regulations could require us to acquire expensive remediation equipment or to incur substantial expenses. Our failure to control the use, disposal, removal, storage, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject us to significant liabilities, including joint and several liability under certain statutes. The imposition of liabilities of this kind could harm our financial condition.


If we fail to obtain export licenses, we would be unable to sell any of our software products overseas and our revenues would decline.


We must comply with U.S. Department of Commerce regulations in shipping our software products and other technologies outside the United States. Any significant future difficulty in complying could harm our business, financial condition and results of operations.

Risks Related to our Stock

If we are unable to transfer to the Nasdaq SmallCap Market or are unable to maintain a Nasdaq SmallCap Market quotation, our common stock may become even more illiquid and the value of our securities may decline.


In the second quarter of this fiscal year, the Nasdaq National Market, or Nasdaq informed Adept that it was not in compliance with Nadsaq's listing requirements. Adept determined that its ability to comply with Nasdaq National Market listing requirements was unlikely. As such, on December 4 2002, we applied to transfer from The Nasdaq

National Market to The Nasdaq SmallCap Market. In January 2003, Nasdaq informed Adept that its application for transfer to the Nasdaq SmallCap Market was denied and that that its common stock is subject to delisting as a result of its failure to meet Nasdaq's minimum listing standards. Adept has requested a hearing to appeal the delisting decision to a Nasdaq Listing Qualifications
Panel. Nasdaq stated in its letter that a hearing request will stay the delisting of Adept's securities pending the Panel's decision. There can be no assurance the Panel will grant Adept's request for continued listing on Nasdaq and its application to list its common stock on The Nasdaq SmallCap Market.

If the Nasdaq does not approve our request to transfer our common stock to The Nasdaq SmallCap Market, Nasdaq will delist our common stock. If this occurs, our common stock will likely trade on the National Association of Securities Dealers' OTC Bulletin Board or in the over-the-counter market in the so-called "pink sheets" maintained by Pink Sheets LLC. Such alternative trading markets are generally considered less liquid and efficient than Nasdaq, and although trading in our stock is already relatively thin and sporadic, the liquidity of our common stock may decline further because smaller quantities of share would likely be bought and sold, transactions could be delayed and securities analysts' and news media coverage of Adept would diminish. These factors could result in lower prices and larger spreads in the bid and ask prices for our common stock. Reduced liquidity may reduce the value of our common stock and our ability to generate additional funding.


Our stock price has fluctuated and may continue to fluctuate widely.

The market price of our common stock has fluctuated substantially in the past. The market price of our common stock will continue to be subject to significant fluctuations in the future in response to a variety of factors, including:

o the business environment, including the operating results and stock prices of companies in the industries we serve;

o future announcements concerning our business or that of our competitors or customers;

o the introduction of new products or changes in product pricing policies by us or our competitors;

o        litigation regarding proprietary rights or other matters;

o        change in analysts' earnings estimates;

o        developments in the financial markets;

o        quarterly fluctuations in operating results;

o        general conditions in the intelligent automation industry; and

o        perceived   dilution  from  stock  issuances  for   acquisitions,   our
         convertible preferred stock and other transactions.


Furthermore, stock prices for many companies, and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results. Those fluctuations and general economic, political and market conditions, such as recessions, terrorist actions or other military actions, or international currency fluctuations, as well as public perception of equity values of publicly traded companies may adversely affect the market price of our common stock. If Nasdaq does not grant our request to transfer our common stock to The Nasdaq SmallCap Market, our common stock will no longer be traded on Nasdaq.


The ability of our Board of Directors to issue preferred stock and our outstanding preferred stock could delay or impede a change of control of our company and may adversely affect the price an acquirer is willing to pay for our common stock.

The Board of Directors has the authority to issue, without further action by the shareholders, up to 5,000,000 shares of preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by Adept's shareholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Adept without further action by the shareholders and may adversely affect the market price of, and the voting and other rights of, the holders of common stock.


We have issued 100,000 shares of our convertible preferred stock for consideration of $25.0 million with a liquidation preference that may be triggered by events such as a change of control of our common stock. The preferred stock may be converted into shares of Adept's common stock at the per share rate equal to the initial preferred price, $250, divided by the lower of $8.18 or 75% of the price of Adept's stock on the conversion date , provided that the denominator in such conversion rate will never be lower than $4.09 for the Series B preferred stock and $2.05 for the Series A preferred stock, other than for certain liquidity events not approved by the Board of Directors. The preferred stock shall not be convertible into 20% or more of the outstanding voting securities of Adept and no holder of preferred stock may convert shares of preferred stock if, after the conversion, the holder will hold 20% or more of our outstanding voting securities. Shares not permitted to be converted remain outstanding and become convertible when such holder holds less than 20% of the Adept's outstanding voting securities. The liquidation preference of the preferred stock or the ability of a preferred shareholder to convert shares of preferred stock into common stock may affect the price an acquirer or investor is willing to pay for our common stock and the trading price of our common stock.


We may be subject to securities class action litigation if our stock price is volatile, which could result in substantial costs, distract management and damage our reputation.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. Companies, like us, that are involved in rapidly changing technology markets are particularly subject to this risk. We may be the target of litigation of this kind in the future. Any securities litigation could result in substantial costs, divert management's attention and resources from our operations and negatively affect our public image and reputation.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain documents incorporated by reference in this prospectus contain forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

o        marketing and commercialization of our products under development;

o our estimates regarding our capital requirements and our needs for additional financing;

o plans for future products and services and for enhancements of existing products and services;

o        our ability to attract customers and market our products;

o        our intellectual property;

o        our  ability  to  establish   relationships  with  suppliers,   systems
         integrators and OEMs for the supply and distribution of our products;

o plans for future acquisitions and for the integration of recent acquisitions; and

o        sources  of  revenues   and   anticipated   revenues,   including   the
         contribution from the growth of new products and markets.

In some cases,  you can  identify  forward-looking  statements  by terms such as
"may,"  "intend,"   "might,"  "will,"

"should," "could," "would," "expect," "believe," "estimate," "predict," "potential," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.


                                 USE OF PROCEEDS

         All net proceeds from the sale of the common shares covered by this prospectus will go to the selling shareholders who offer and sell their shares. We will not receive any proceeds from the sale of the common stock by the selling shareholders. See "Plan of Distribution".


                              SELLING SHAREHOLDERS

         In connection with our acquisition in August 2002 of Meta Control Technologies, Inc., we issued 730,000 shares of our common stock, all of which are included in this prospectus. Each share of Adept common stock issued to the former Meta shareholders as part of the acquisition, except for 302,122 shares issued to Infotech AG, are subject to restrictions on transfer whereby each holder may only sell a maximum of one-third of such holder's shares during each of the first 90 days after the effective date of this registration statement, the next consecutive calendar quarter following the 90th day after the effective date of this registration statement, and the next consecutive calendar quarter following after such 90 day period and quarter. Three of the former Meta shareholders have been, and historically are, customers of Adept. These shareholders are also parties to licenses agreements with Adept which entitle them to license certain Meta technology if Meta is unable or unwilling to provided specified products during the term of their purchase agreements with Meta.


         In August 2002, we entered into a line of credit for up to $800,000 with Rudolf Wanner, a former shareholder of Meta, which, in the absence of a material change in financial condition or impairment of ability to repay as determined in good faith by the lender and subject to registration of the shares issued to the lender, permits Adept to make quarterly borrowings in increments of up to $200,000 after December 15, 2002, at a rate of 1% plus the prime rate announced by the Wall Street Journal from time to time. Any amounts borrowed under this line of credit are due and payable by August 2006. In connection with the establishment of the line of credit, 100,000 shares of our common stock were issued to Mr. Wanner and are included in this prospectus. Each of the 100,000 shares issued to Mr. Wanner are currently outstanding as restricted stock but are subject to transfer restrictions and forfeiture. Adept has the right to cancel that number of shares for each consecutive three month period in the amount equal to 25,000 minus the product of: (i) a fraction, the numerator of which is the amount of the loan commitment to be disbursed to Adept and the denominator of which is 200,000 and (ii) 25,000. Even if Adept elects not to cancel these shares, they remain subject to restrictions on transfer such that Mr. Wanner may only transfer up to 25,000 shares for each quarter. As of the date of this prospectus, Adept has not borrowed any amounts under this line of credit and if Adept makes no borrowings prior to March 15, 2003, Adept will have the right, at its election, to cancel up to 25,000 shares for the first three month period. If no borrowings are made prior to December 15, 2003, up to the entire 100,000 shares may be forfeited if Adept determines to do so.

         The selling shareholders described below include the shareholders that received Adept shares at the closing of the Meta acquisition. In addition, one or more of the selling shareholders may donate or transfer as gifts some or all of their shares of common stock, or may transfer their shares for no additional consideration to their shareholders, partners or other beneficial owners. We will include these donees or transferees among the selling shareholders in a prospectus supplement, if required.

         Eight of the selling shareholders, each a former employee of Meta, became employees of Adept in August 2002 and five remain employed by Adept as of the date of this prospectus. There are no other material relationships between Adept and the selling shareholders.

         The table below sets forth the beneficial ownership of our common stock by the selling shareholders as of January 31, 2003. As of January 31, 2003, approximately 15,225,480 shares of our common stock were outstanding. In compliance with the SEC rules, for purposes of calculating the percentage of common stock outstanding, any securities not outstanding which are subject to options, warrants or conversion privileges are deemed outstanding for the purposes of computing the percentage of outstanding securities owned by the selling shareholders. Beneficial ownership includes shares of outstanding common stock and shares of common stock that a person has the right to acquire within 60 days from January 31, 2003. Unless otherwise indicated, the selling shareholders have the sole power to direct the voting and investment over the shares owned by them.


         The table below sets forth the following information regarding selling shareholders. Other than the selling shareholders listed separately, the holders of shares received in connection with the acquisition of Meta in the aggregate represent less than 1% of our outstanding stock and are listed together as a group.



                                Number of Shares     Percent      Number of Shares    Number of Shares      Percent
                                Owned Prior to     Owned Prior         Being           Owned After         Owned After
Selling Shareholder                Offering        to Offering        Offered          Offering (1)        Offering (1)
-------------------                --------        -----------        -------          ------------        ------------
Infotech AG                        302,122            1.98%           302,122                0                 0%
Rudolf Wanner                      133,475              *             133,475                0                 0
Air-Vac Enterprises, LLC            40,771              *              40,771                0                 0
DHM Enterprises LLC                 37,822              *              37,822                0                 0
Paul Geissbuhler                    25,079              *              25,079                0                 0
LST Enterprises, LLC                24,104              *              24,104                0                 0
Andreas Dill                        22,838              *              22,838                0                 0
Yvan Bruneaux                       21,321              *              21,321                0                 0
Edison T. Hudson                    17,860              *              17,860                0                 0
JENL Investments, LLP               14,097              *              14,097                0                 0
Jaques Chauvet                      12,539              *              12,539                0                 0
Jerome T. Dahl                      10,348              *              10,348                0                 0
William A. Pomarico (2)             10,086              *              10,086                0                 0
John E. Veasey                      9,398               *              9,398                 0                 0
All Other Selling
Shareholders As A
Group                              148,140              *             148,140                0                 0


*        less than one percent


(1) Assumes that all of the shares held by the selling shareholders and being offered under this prospectus are sold, and that the selling shareholders acquire no additional Adept common stock before the completion of this offering. Our registration of the shares of common stock does not necessarily mean that the selling shareholders will sell all or any of the shares.


(2) Includes 5,192 shares held individually by Mr. Pomarico and 4,894 shares held by Merrill Lynch for the benefit of Mr. Pomarico.

                              PLAN OF DISTRIBUTION

         We are registering the common shares covered by this prospectus for the selling shareholders. As used in this prospectus, references to selling shareholders include the pledgees, donees, transferees or others who later receive the selling shareholders' interests for no additional consideration. We will pay the costs and fees of registering the common shares, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the common stock.


         The selling shareholders may sell the common stock on The Nasdaq SmallCap Market (subject to Nasdaq granting our request to transfer to The Nasdaq SmallCap Market), in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at fixed prices or at negotiated prices. In addition, the selling shareholders may sell some or all of the common stock through:


         o        a block  trade in which a  broker-dealer  may resell a part of
                  the  block,   as  principal,   in  order  to  facilitate   the
                  transaction;

         o purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

         o ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

         o        privately negotiated transactions.

         When selling the common stock, the selling shareholders may enter into hedging transactions. For example, the selling shareholders may:

         o enter into transactions involving short sales of the common stock by broker-dealers;

         o sell common stock short themselves and redeliver such shares to close out their short positions;

         o enter into option or other types of transactions that require the selling shareholder to deliver common stock to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

         o loan or pledge the common stock to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

         The selling shareholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling shareholders may allow other broker-dealers to participate in resales. The selling shareholders and any broker-dealers involved in the sale or resale of the common stock may qualify as "underwriters" within the meaning of the Section 2(11) of the Securities Act of 1933. In addition, the broker-dealers' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act if the SEC determines that they purchased the shares in order to resell them. If the selling shareholders qualify as "underwriters", they will be subject to the prospectus delivery requirements of the Securities Act.

         In addition to selling their common shares under this prospectus, the selling shareholders may:

         o agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common shares, including liabilities arising under the Securities Act; or

         o        transfer  their  shares  of  common  stock in  other  ways not
                  involving  market  makers  or  established   trading  markets,
                  including directly by gift, distribution, or other transfer.

         The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Under the applicable rules and regulations of the Securities and Exchange Act of 1934, referred to as the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares by the selling shareholders. We will make copies of this prospectus available to the selling shareholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

         We will file a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act or a post-effective amendment to the registration statement, if required, upon being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer.


                                  LEGAL MATTERS

         Gibson, Dunn & Crutcher LLP, Palo Alto, California, has given its opinion on the validity of the common stock.


                                     EXPERTS

         The consolidated financial statements of Adept Technology, Inc. appearing in Adept Technology's Annual Report (Form 10-K) for the year ended June 30, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549, or at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. Many of our SEC filings are also available to the public from our web site at http://www.Adept.com.


                      INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the offering of shares of common stock under this prospectus is completed.


(a) Annual Report on Form 10-K for the year ended June 30, 2002, as amended by Form 10-K/A filed on September 27, 2002 and February 5, 2003, including certain information incorporated by reference from our Proxy Statement in connection with our 2002 Annual Meeting of Shareholders;

(b) Quarterly Report on Form 10-Q for the quarter ended September 28, 2002, as amended by Form 10-Q/A filed on February 5, 2003;

(c) Current Reports on Form 8-K filed on August 1, 2002, August 15, 2002, September 13, 2002, September 24, 2002, September 25, 2002, September 25, 2002, October 23, 2002, November 12, 2002, December 27, 2002, January 22, 2003;
January 22, 2003; February 4, 2003; and February 5, 2003;


(d) The description of our common stock contained in our Registration Statement on Form 8-A filed on October 31, 1995, as amended; and

(e) We also incorporate by reference any documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until the termination of the offering of the shares of common stock covered by this prospectus.

You may request a copy of these filings, to be provided by us at no cost, by writing or telephoning us at the following address:

                               Corporate Secretary
                             Adept Technology, Inc.
                              150 Rose Orchard Way
                           San Jose, California 95134
                                 (408) 432-0888

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

         The following table sets forth the amounts of expenses to be borne by Registrant in connection with the sale of common shares being registered. All amounts are estimates except the SEC registration fee:


                                                                    (U.S.$)
                                                                    -------
         SEC registration fee                                       $     43
         Nasdaq listing fee                                         $  2,000
         Legal fees and expenses                                    $ 15,000
         Accounting fees and expenses                               $ 10,000
         Printing fees and expenses                                 $    200
         Miscellaneous                                              $    757
                                                                    --------
         Total                                                      $ 28,000
                                                                    ========


Item 15. Indemnification of Directors and Officers

         As permitted by Section 204(a) of the California General Corporation Law, our articles of incorporation eliminate a directors personal liability for monetary damages to Adept and its shareholders arising from a breach or alleged breach of the director's fiduciary duty, except for liability arising under Sections 310 and 316 of the California General Corporation law or liability for
(i) acts or omissions that involve intentional misconduct or knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of Adept or its shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the ordinary course of performing a director's duties, of a risk of serious injury to Adept or its shareholders and (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to Adept or its shareholders. This provision does not eliminate the directors' duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under California law.

         Sections 204(a) and 317 of the California General Corporation Law authorize a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act. Our articles of incorporation and bylaws contain provisions covering indemnification of corporate directors, officers and other agents against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as director, officers, employees or agents, including proceedings under the Securities Act or the Securities Exchange Act of 1934, as amended. We have entered into indemnification agreements with our directors and executive officers.

         At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of Adept in which indemnification is being sought, nor are we aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employer or other agent of us.

Item 16. Exhibits

         The  following   exhibits  are  filed  as  part  of  this  registration
statement:


2.1* Agreement and Plan of Merger, dated as of August 1, 2002, by and among Adept Technology, Inc., Meta Control Technologies, Inc., MCT Acquisition, Inc. and Infotech AG (incorporated by reference to the Registrant's Registration Statement on Form S-3 filed by with the Securities and Exchange Commission on December 27, 2002, file no. 333-102229)+

4.1 Loan Agreement dated as of August 30, 2002 between Adept Technology, Inc. and Rudolf Wanner

5.1* Opinion of Gibson, Dunn & Crutcher LLP, as to the legality of the issuance of the common stock offered hereby.


23.1     Consent of Ernst & Young LLP.

23.2* Consent of Gibson, Dunn & Crutcher LLP (included in the opinion filed as Exhibit 5).

24.1* Powers of Attorney for certain directors and officers of Registrant (included on the signature page).

* Previously filed.

+ Schedules and similar attachments have been omitted from this exhibit and will be provided to the Securities and Exchange Commission upon request.


Item 17. Undertakings

The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, California on the 3rd day of February, 2003.


                                         ADEPT TECHNOLOGY, INC.

                                         by /s/  Brian R. Carlisle
                                            ------------------------------------
                                            (Brian R. Carlisle, Chairman of the
                                            Board and Chief Executive Officer)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

       Signatures                                      Title                                  Date
       ----------                                      -----                                  ----

/s/  Brian R. Carlisle                   Chairman of the Board and Chief Executive      February 3, 2003
----------------------                   officer (Principal Executive Officer)
Brian R. Carlisle


/s/  Michael W. Overby                   Vice President, Finance and Chief              February 3, 2003
----------------------                   Financial Officer (Principal Financial
Michael W. Overby                        Officer and Principal Accounting Officer)


/s/  Bruce E. Shimano*                   Vice President, Research and Development,      February 3, 2003
----------------------                   Secretary and Director
Bruce E. Shimano


/s/  Ronald E. F. Codd*                  Director                                       February 3, 2003
-----------------------
Ronald E. F. Codd


/s/  Michael P. Kelly*                   Director                                       February 3, 2003
----------------------
Michael P. Kelly


/s/  Cary R. Mock*                       Director                                       February 3, 2003
------------------
Cary R. Mock

*By:  /s/  Michael W. Overby
----------------------------
Attorney-in-Fact


                             ADEPT TECHNOLOGY, INC.




                                    Exhibits

                                       to

                             Registration Statement

                                   on Form S-3


                                (No. 333-102229)